Exhibit 99.1

Enerplus Closes Acquisition of Williston Basin Assets

CALGARY, AB, April 30, 2021 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced that it has closed its previously announced acquisition of Williston Basin assets from Hess Corporation for a total cash purchase price of US$312 million, subject to normal purchase price adjustments. The purchase price was funded with existing cash on hand and by borrowing on the Company's bank credit facility.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2021/30/c7632.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 14:00e 30-APR-21